mF INTERNATIONAL LTD.

March 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Alexandra Barone, Jeff Kauten, Staff Attorney

Re:	mF International Limited
Amendment No.1 to Draft Registration Statement on Form F-1
Filed December 30, 2022
CIK No. 0001940941

Dear Ms. Alexandra Barone and Mr. Jeff Kauten:

mF International Limited (the “Company” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated January 26, 2023, regarding our Registration Statement on Form F-1 submitted on December 30, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 Submitted December 30, 2022

Cover Page

1. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the operating subsidiaries. For example, disclose that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we have amended the disclosure in Amendment No.1 accordingly. Additionally, we revised the disclosure on the cover page of Amendment No. 1 to state that the Company does not conduct any business operations, and the investors are not directly investing in the holding company and may never hold equity interests in the operating subsidiaries of the Company.

2. Your disclosure that as a controlled company you may follow certain exemptions from certain corporate governance requirements is inconsistent with disclosure elsewhere in the filing where you state that you do not intend to follow these exemptions. Please advise or revise.

Response: In response to the Staff’s comment, we have amended the cover page of Amendment No.1 to clarify that we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the NASDAQ Listing Rules.

Prospectus Summary, page 1

3. Please quantify the percentage of your revenues that are derived from mainland China and Hong Kong for the periods presented

Response: In response to the Staff’s comment, we have amended page 1 of Amendment No.1 to quantify the percentage of revenues that are derived from mainland China and Hong Kong for the periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

4. Please include a discussion of trend information in accordance with guidance in Item 5D of Form 20-F.

Response: In response to the Staff’s comment, we have amended page 48 of Amendment No.1 to include a discussion of trend information.

5. We note your disclosure that as of the date of this prospectus, m-FINANCE’s trading platform is handling a monthly average transaction value of over US$100 billion. Please tell us whether the company views the monthly average transaction value to be a key performance metric. Also, tell us whether the company uses any other metrics to measure performance and, if so, please revise to include a quantified discussion of such measures and discuss any significant fluctuations. Refer to Item 303 of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we respectfully advise the Staff that management considers the purpose of the disclosure of such monthly average transaction value is only to let the investors know that the software developed by the Company has adequate capacity for handling massive transaction data, which may be considered as a point of reference for investors to understand the volume of the transactions that can be managed. As such, management believes that monthly average transaction value is not a performance metric, but only an indication of the servicing capacity of the software developed by the operating subsidiaries of the Company (the “Operating Subsidiaries”).

The revenue and gross profit margin of the Company is considered by management as the most indicative performance metrics, which mainly depends on the amount of services provided to the clients and cost efficiency. In response to the Staff’s comments, we respectfully advise the Staff that we have disclosed our revenue for the six months ended June 30, 2021 and 2022, and the fiscal years ended December 31, 2020 and 2021 as well as the profit margin, and explained the fluctuations in revenue and profit margins, beginning from page 35 of Amendment No.1. The Company uses no other metrics to measure its performance besides its revenue and profit margin.

Results of Operations Comparison of six months ended June 30, 2021 and 2022, page 35

6. We note you attribute increases in subscriptions, hosting, support and maintenance services, and liquidity services due to increases in customers and increases in demand. You also attribute the decrease in initial set up, installation and customization services due to decrease in demand. Please revise to explain the underlying reasons for the increase and/or decrease in customers and/or demand. We refer to guidance in Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we have amended the disclosure in Amendment No.1 beginning on page 35 to explain the underlying reasons for the increase and/or decrease in customers and/or demand.

Comparison of year ended December 31, 2020 with year ended December 31, 2021, page 40

7. On page 41 you state that you had a “one-off payment of HK$2,650,000 to a customer in relation to a project for which an agreement could not be reached with the customer for the final software specifications.” Tell us your accounting for that particular transaction and why your payment would result in a reduction of revenue. Also, explain what you mean by software specifications. We note you sell software as a service.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the Operating Subsidiaries provide specific customization as part of their development and provision of financial trading solutions. The Operating Subsidiaries’ customization services include development of customer-requested functions and features on the platform per customer specifications, i.e., the software specifications. One of the Operating Subsidiaries, m-FINANCE Limited (“m-FINANCE”), entered into a settlement agreement with one of its clients for HK$2,650,000 to settle a contractual dispute that occurred during the year ended December 31, 2021 in relation to a project for which an agreement could not be reached with the customer for the final software specifications, and has been fully settled in cash as of December 31, 2021. As per ASC 606-10-32-25, an entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity. The one-off payment of HK$2,650,000 represents a payment to a customer and will be presented as a reduction of revenue, since m-FINANCE does not receive a distinct good or service in exchange for the payment. Cash payments made to customers to settle disputes often represent adjustments to the transaction price of a completed contract. In other words, m-FINANCE agrees as part of the settlement to make a price concession related to the past transaction. In these situations, the payments should be recorded as an immediate adjustment to revenue.

Additionally, we have amended the disclosure on page 51 of Amendment No.1 to explain the software specifications.

Liquidity and Capital Resources, page 44

8. We note your discussion of cash flows repeats line items in the statement of cash flows, but does not provide investors with insight as to underlying reasons for the change. Please revise and expand your disclosure in accordance with guidance in Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we have updated the disclosure on pages 46 to 47 of Amendment No.1 to include a discussion of underlying reasons for the change.

Critical Accounting Policies and Management Estimates, page 48

9. Please revise your critical accounting policies and management estimates to supplement, not duplicate, the description of accounting policies in the notes to the financial statements in accordance with guidance in Item 5E of Form 20-F.

Response: In response to the Staff’s comment, we have updated the disclosure on pages 49 and 52 of Amendment No.1 to revise critical accounting policies and management estimates to supplement the description of accounting policies in the notes to the financial statements.

Revenue recognition, page 50

10. Since you sell software as a service and an end user of the software does not take possession of the software, it is not clear to us what services are provided for initial set up, installation and customization services. Please explain.

Response: In response to the Staff’s comment, we have added disclosure on page 51 of Amendment No.1 to explain the services provided for initial set up, installation and customization services.

Business

Clients, page 60

11. Please disclose the number of clients for each period presented. Revise your disclosure, as appropriate, to provide the material terms of your agreements with key clients upon which you are dependent, including whether you have written agreements with these parties. Refer to Item 4.B.6 of Form 20-F.

Response: In response to the Staff’s comment, we have added disclosure on page 60 of Amendment No.1 to include the number of clients for each period presented and provide the material terms of the agreements with key clients.

2022 Equity Incentive Plan, page 78

12. We note you intend to adopt a 2022 Stock Option Plan. Please provide us a breakdown, in chronological order, of the details of all stock-based compensation awards granted during 2022 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Response: We respectfully advise the Staff that no stock-based compensation awards were granted during 2022 and through the current date. We will continue to update the Staff on analysis requested through effectiveness of the registration statement.

Taxation, page 90

13. Please revise to state that the disclosure in the tax section of the prospectus is the opinion of the counsel with respect to British Virgin Islands tax matters. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have updated our disclosure on page 90 of Amendment No.1 to indicate that the tax section under the subheading “British Virgin Islands Taxation” is the opinion of the counsel with respect to British Virgin Islands tax matters.

Notes to Consolidated Financial Statements 2. Summary of Significant Accounting Policies Investment at fair value, page F-9

14. Please clarify your disclosure to state what is included in “Investment at fair value.” It is unclear what you mean by short-term foreign exchange investments. Tell us the accounting literature used to account for these transactions.

Response: In response to the Staff’s comment, we have amended our disclosure on page F-9 of Amendment No.1 to explain what is included in “investment at fair value”, what is meant by “short-term foreign exchange investments” and to indicate the accounting literature used to account for the corresponding transaction.

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: We respectfully advise the Staff that neither the Company nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer& Li LLC, at 646-315-0496.

Very truly yours,

/s/ Tai Wai (Stephen ) Lam
Name:	Tai Wai (Stephen ) Lam
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC